

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Sandy John Masselli, Jr.
Chief Executive Officer and Director
Carlyle Gaming & Entertainment Ltd.
501 Fifth Avenue
New York, NY 10017

>   **Re: Carlyle Gaming & Entertainment Ltd.**
>   **Amendment No. 3 to Form 10-12G**
>   **Filed July 25, 2011**
>   **File No. 000-20940**

Dear Mr. Masselli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include your December 31, 2010 audited financials in your filing.

Forward Looking Statements, page 2

2. We note your response to comment two in our letter dated April 28, 2011. Please revise to delete the reference to Section 21E of the Exchange Act.

Item 1. Business, page 3

3. We note your revised disclosure provided in response to comment four in our letter dated April 28, 2011. Specifically, we note you intend to provide various casino style games on your websites, including "various poker games." Revise to discuss the various poker games that you will provide on your websites. Discuss whether your

websites will allow your customers to play online poker games against fellow customers of your website.

4. Expand to discuss the personal and financial information your customers will be required to provide in order to open an account on your websites. Also discuss in which jurisdiction(s) your customers' accounts will be held.

5. Discuss which legal and licensed jurisdictions allow the use of electronic commerce, or e-cash, for internet gaming purposes. In addition, provide appropriate risk factor disclosure discussing the various risks associated with purchasing e-cash, specifically the risk of delayed payments or withdrawals, or not receiving payments at all, due to various jurisdictions imposing greater restrictions, or banning altogether, internet gaming operations.

6. Disclose whether you will have an age restriction for customers utilizing your websites.

7. Please revise your disclosure throughout your registration statement to indicate whether your online gaming websites are currently operational. We note inconsistent disclosure on pages four, 13 and in the Notes to the Financial Statements on page F-10 about the current operational status of your online gaming websites. In addition, we note your disclosure on page 13 indicating that you will begin taking live wagering on your websites and commence generating revenue in May 2011. Update your disclosure to indicate whether you have begun taking live wagering on your websites and commenced generating revenue. We note that as of March 31, 2011 you did not generate any revenue. Please revise your disclosure to be consistent throughout your registration statement.

8. We note your revised disclosure provided in response to comment four in our letter dated April 28, 2011, which discusses the licensed jurisdictions you plan to focus your initial sales efforts on. Specifically, we note your disclosure that you plan to focus your European sales efforts in Italy, Spain, France and the United Kingdom. Yet we note your risk factor disclosure on pages seven and eight discussing that these European jurisdictions are moving towards imposing greater restrictions on internet gaming operators. For instance, on page seven you state Italy and France are taking action aimed at banning foreign online gaming operators. Also, on page seven you state that the United Kingdom may create restrictions on internet gaming that would have a material adverse effect on your business. Finally, on page eight you disclose that in Spain, Madrid's regional government has recently implemented new legislation to regulate internet gaming that only permits services to be supplied by the licensed entity to Madrid residents. As a result, you disclose obtaining a license in Spain may have little commercial value to you.

Please revise to discuss the effect the greater restrictions potentially imposed by these European jurisdictions will have on your prospective business plan. Please also revise to provide risk factor disclosure, as appropriate.

9. We note your response to comment five in our letter dated April 28, 2011, but are unable to determine that you have revised your disclosure in response. Please revise or advise.

10. We note your revised disclosure provided in response to comment six in our letter dated April 28, 2011. We note, however, that you did not include appropriate risk factor disclosure addressing the informal licensing arrangement you have with International Data Solutions S.A. Please revise to include the appropriate risk factor disclosure.

11. We note your response to comment nine in our letter dated April 28, 2011. However, we note you still include disclosure on page five that you will voluntarily file reports with the SEC. Please revise.

Item 1A. Risk Factors, page 6

12. We note you did not provide the appropriate risk factor disclosure requested by comment 10 in our letter dated April 28, 2011, and are reissuing our comment.

Internet gaming is a developing industry…, page 10

13. Please consider revising this risk factor disclosure to address the greater restrictions many jurisdictions on currently imposing on internet gaming operators. Your disclosure that the internet gaming industry continues to evolve rapidly and has an increasing number of market entrants is not consistent with your risk factor disclosure on pages seven and eight discussing the various laws and regulations being imposed by jurisdictions to limit or restrict internet gaming.

Item 2. Financial Information, page 12
Overview, page 12

14. Please update your discussion in this section to address your financial position as of March 31, 2011.

15. You indicate that you were a development stage company from May 2008 until December 2010; however, the financial statements are labeled as a Development Stage company at March 31, 2011 and your notes to the financials on page F-8 state that you are currently a Development Stage Company, please revise.

Item 5. Directors and Officers, page 18

16. We note your response to comment 13 in our letter dated April 28, 2011. To date we have not received the referenced "separate disclosure" from Mr. Uliano addressing our comment.   Please advise.

Involvement in Certain Legal Proceedings, page 20

17. Revise your disclosure to discuss whether your directors, executive officers and control persons have not been involved in any certain legal proceedings during the past "ten" years as required pursuant to Item 401(f) of Regulation S-K.

Item 6. Executive Compensation, page 21

18. We are reissuing comment 14 in our letter dated April 28, 2011. Please revise footnotes (2) and (4) to the Summary Compensation Table to reflect the correct as of dates the salaries were accrued as payable for Messrs. Masselli and Cicalese in 2009. We note the current disclosure reflects as of dates of December 31, 2019.

Item 10. Recent Sales of Unregistered Securities, page 23

19. We are reissuing comment 15 in our letter dated April 28, 2011. Please revise to include all required disclosure under Item 701 of Regulation S-K as to all securities sold within the past three years which were not registered under the Securities Act. Specifically include the names of the persons or identify the class of persons to whom the securities were sold or issued to. We note disclosure in the Notes to the Financial Statements on page F-11 that you issued shares of common stock in multiple transactions in the past three years.

Item 11. Description of Registrant's Securities to be Registered, page 23

20. We are reissuing comment 16 in our letter dated April 28, 2011. We note Article III of your Articles of Incorporation provides that your aggregate authorized capital is 150,000,000 shares, rather than 1,000,000,000. Please revise your disclosure to reflect the amount of authorized capital provided for in your governing documents. In addition, please re-file a copy of your Articles of Incorporation filed as Exhibit 2.1 because the copy as currently filed on EDGAR is missing page one.

Notes to the financial statements

21.   We are reissuing comment 20 from our letter dated April 28, 2011. Please provide a breakout of the intangible assets acquired (i.e. domain names, trademarks etc), and disclose the useful lives of each of the intangible assets.

22.   We are reissuing comment 21 from our letter dated April 28, 2011. We note your statement that the online gaming site is not operational yet and therefore no amortization has been charged; however, you disclose on page 13 that you have launched your websites in September 2010. Please explain.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: H. Alton Neff, Esq.
        Via Facsimile: (732) 458-8767